FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  December 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

THE ROYAL BANK OF SCOTLAND GROUP PLC

Pre-close Trading Update

6 December 2007

Highlights

•	RBS (excluding ABN AMRO) operating profit and earnings per share in 2007 expected to be well ahead of market consensus*

•	Group capital ratios at end 2007 expected to be comfortably within our target ranges of 7% to 8% for Tier 1 capital and 11% to 12% for total capital

•	Credit market deterioration in the second half is expected to result in write-downs of £950 million

•	Gains on planned operating disposals have benefited from strong investor demand

•	Excluding the net positive impact of these write-downs and gains, results are still expected to be comfortably ahead of consensus

•	ABN AMRO Group adjusted earnings consistent with previous guidance

•	Integration of ABN AMRO progressing well. Transaction benefits, return on investment and earnings accretion slightly higher than forecast

Sir Fred Goodwin, Group Chief Executive, said:

“Rarely have the diversity and quality of the Group’s business platform been more important in enabling us to deliver consistently strong performance. Although some of our businesses have been affected by the challenging market conditions, the Group’s underlying earnings trajectory has remained comparatively unaffected.

The integration of ABN AMRO is off to a promising start, and we now anticipate better financial returns than we envisaged at the time of the bid. More importantly, the increased exposure to many high growth economies that ABN AMRO brings us seems more attractive and relevant than ever.”

* The market consensus forecast , excluding ABN AMRO, is for 2007 profit before tax, purchased intangibles amortisation and integration costs of £9,775 million, and for adjusted earnings per share of 70.5

Introduction

The Royal Bank of Scotland Group (‘RBS’) will be holding discussions with analysts and investors ahead of its close period for the year ending 31 December 2007. This statement sets out the information that will be covered in those discussions. Comments relate to expected results for the full year ending 31 December 2007, unless otherwise stated.

RBS excluding ABN AMRO

RBS has continued to perform well in 2007, with operating profit and earnings per share expected to be well ahead of the market consensus forecast. Results have been restrained by credit market deterioration in the second half, which is expected to result in write-downs in income of approximately £950 million. These include write-downs of approximately £950 million on our exposures to US sub-prime mortgage markets (see Appendix) and £250 million on our leveraged finance portfolio, partially offset by a reduction of approximately £250 million in the carrying value of our own debt carried at fair value. Results have been aided by strong gains on planned realisations. Excluding the net positive impact of the write-downs and gains, operating profit is still expected to be comfortably ahead of the consensus forecast.

In achieving this robust underlying performance, the Group has benefited from the diversity of its income streams and the strength of its franchises. The Group is expected to deliver good organic growth in net interest income as a result of strong growth in loans and advances and even stronger growth in deposits from both personal and corporate customers. Group net interest margin is expected to be slightly lower in 2007, in line with previous guidance. Non-interest income, excluding the impact of the gains and write-downs identified above, is expected to increase modestly in 2007 and to continue to account for more than 60% of total income. Reported income growth for 2007 will be adversely affected by the weakness of the US dollar relative to sterling.

Good expense discipline is expected to result in a further improvement in the Group’s cost:income ratio in 2007. This improvement reflects continuing productivity gains in Manufacturing and good cost control in other divisions, coupled with selective investment in faster-growing businesses.

Overall credit metrics remain strong, with improvements in both UK personal and corporate impairments. At Citizens, impairment provisioning has stepped up to a more normal level, reflecting the impact of the weakening US real estate market in the second half on some elements of its portfolio. Group impairment losses are expected to be flat as compared with 2006, and to fall as a percentage of average loans and advances.

RBS Divisions

Global Banking & Markets’ growth has been slowed by credit market conditions in the second half, with write-downs on US sub-prime mortgage and leveraged finance exposures mitigated by a gain on the sale of Southern Water. Excluding these effects, GBM is expected to show good underlying growth in both income and operating profit in 2007. GBM’s strong customer franchises and diversification by product and geography have enabled it to deliver excellent growth in many of its businesses, including rates, currencies and project and export finance. It continues to make very good progress in Europe and Asia and to make measured investments in these regions.

UK Corporate Banking has reinforced its position as the UK’s leading corporate bank with another good performance in 2007, including strong growth in both loans and advances and customer deposits. Overall, we have not seen any deterioration in corporate credit quality.

Retail Markets has achieved good results, with strong growth in deposits and in bancassurance sales. Wealth Management continues to deliver excellent growth, both in the UK and internationally, particularly in Asia. We have maintained good momentum in business banking, but have continued our cautious approach to mortgages and direct personal unsecured lending. Credit quality has continued to improve in personal unsecured lending and has remained stable in other areas. Costs remain tightly controlled.

Ulster Bank has continued to perform well across the island of Ireland, with strong growth in loans and advances, particularly business lending, and in deposits. Credit quality has remained stable. Ulster Bank continues to invest in its product and distribution capabilities, to support future growth.

Citizens has continued to diversify its product footprint, with good progress in commercial banking and in its payments businesses. Margins have shown some improvement but underlying business volumes have remained subdued, reflecting difficult market conditions. Expenses remain under tight control. Impairment provisioning has stepped up to a more normal level, reflecting the impact of the weakening US real estate market in the second half on some elements of Citizens’ portfolio. Citizens’ reported results will be affected by the weakness of the dollar.

RBS Insurance continues to focus on selective underwriting of more profitable business, acquired mainly through its direct brands. Results have been held back by the impact of the unusually severe floods in June and July, partially mitigated by the improving risk profile of our book.

Manufacturing continues to deliver good productivity gains in support of business growth in our customer-facing divisions, while continuing to invest in our property portfolio. Technology and operations costs remain tightly controlled.

Capital and funding

RBS Group’s capital ratios at the end of 2007 are expected to be comfortably within our target ranges of 7% to 8% for Tier 1 capital and 11% to 12% for total capital, as a result of strong profitability, continued focus on balance sheet management and planned disposals.

We have experienced strong deposit growth in the second half and RBS’s funding and liquidity position remains strong. Investor demand for commercial paper issued by RBS’s conduits, which have no exposure to US residential mortgages, remains strong.

ABN AMRO

ABN AMRO’s adjusted* earnings for 2007 are expected to be consistent with the guidance it issued on 17 September 2007. These results include write-downs on US sub-prime mortgage exposures (see Appendix) which have now been valued using the same approach as RBS.

The integration of ABN AMRO is progressing well. Since completion of the acquisition, RBS has validated its plan and now expects to deliver transaction benefits somewhat greater than anticipated in the offer for ABN AMRO announced on 16 July 2007.

Based on RBS’s revised forecasts for business growth and transaction benefits, the acquisition of the ABN AMRO Businesses is now expected to lead to slightly higher earnings accretion and return on investment than previously indicated.

Capital ratios remain in line with previous guidance, and ABN AMRO’s funding and liquidity position remains strong. Investor demand for commercial paper issued by ABN AMRO’s long-established conduits, less than 0.5% of whose assets relate to US sub-prime residential mortgages, remains strong.

Accounting presentation

RBS statutory accounts for 2007 will consolidate 100% of ABN AMRO Group’s results for the period from 17 October 2007 to 31 December 2007, with the interests of Fortis and Santander shown as minority interests. RBS also intends to publish pro forma results incorporating the results of the ABN AMRO Businesses to be acquired by RBS for the same period. Ahead of the publication of its 2007 results, RBS expects to provide pro forma numbers for 2006 and 1H2007 on the basis of a revised reporting structure, and a divisional analysis for the Group including the ABN AMRO Businesses. A further update on progress with the ABN AMRO integration will be provided at the 2007 results presentation on 28 February 2008.

* Adjusted for gains on major disposals, restructuring charges/releases, the provision for the DoJ investigation, transaction-related advisory fees, break fee paid to Barclays, change of control costs, and excluding the 4th quarter profit contribution of LaSalle. For further details of the adjustments please refer to the ABN AMRO first half 2007 results press release of 30 July 2007.

Appendix: US sub-prime exposures

The Royal Bank of Scotland Group’s Global Banking & Markets business (GBM) has a leading position in structuring, distributing and trading asset-backed securities (ABS). These activities include buying mortgage-backed securities, including securities backed by US sub-prime mortgages, and repackaging them into collateralised debt obligations (CDOs) for subsequent sale to investors. It retains exposure to some of the super senior tranches of these CDOs. There is no exposure to these instruments in the banking book.

At 30 November, GBM’s exposure to these super senior tranches, net of hedges and write-downs, totalled £1.1 billion to high grade CDOs which include commercial loan collateral as well as prime and sub-prime mortgage collateral, and £1.3 billion to mezzanine CDOs based predominantly on residential mortgage collateral. The CDOs are largely based on ABS issued between 2004 and the first half of 2006. GBM also had under £1 billion of exposure to sub-prime mortgages through a trading inventory of mortgage-backed securities and CDOs, and £0.1 billion through securitisation residuals. GBM has no exposure to Structured Investment Vehicles (SIVs) or to SIV-Lites.

In the second half of 2007, rising mortgage delinquencies and expectations of declining house prices in the US have led to a deterioration of the estimated fair value of these exposures. Our valuations of the ABS CDO super senior exposures take into consideration outputs from our proprietary model, market data and prudent valuation adjustments. Our trading book exposures and residuals are marked to market on the basis of direct prices, where available, or observable market benchmarks, as detailed in the table below.

	Exposure net of hedges and write- downs at 30 November	Average price post write-down
	£m	%
Super senior tranches of ABS CDOs
High grade CDOs	1 , 100	90
Mezzanine CDOs CDO squared	1 , 256 0	70 n/a
Sub-prime trading inventory
Investment grade	717	89
Non-investment grade	218	46
Residuals	86	47

The resulting write-downs in income are expected to total approximately £950 million in the second half.

ABN AMRO

At 30 November, ABN AMRO had exposure of £1.7 billion to super senior tranches of high grade ABS CDOs, net of hedges and write-downs, and no exposure to mezzanine ABS CDOs. ABN AMRO also held a trading inventory of junior CDO tranches and mortgage-backed securities totalling £0.05 billion, net of hedges and write-downs. ABN AMRO has no exposure to SIVs or SIV-Lites.

	Exposure net of hedges and write- downs at 30 November	Average price post write-down
	£m	%
Super senior tranches of ABS CDOs
High grade CDOs	1,667	90
Mezzanine CDOs CDO squared	0 0	n/a n/a
Sub-prime trading inventory	51	26
Residuals	0	n/a

Applying the same valuation methodology used by GBM, we expect to book write-downs in income on ABN AMRO’s exposure to US-mortgage related assets totalling approximately £300 million in the second half.

These write-downs will be reflected in 2007 results for ABN AMRO but will not affect the Group’s earnings as they will be dealt with as part of the acquisition accounting adjustments.

CONTACTS

Sir Fred Goodwin	Group Chief Executive	0131 523 2203
Guy Whittaker	Group Finance Director	0131 523 2028
Richard O’Connor	Head of Investor Relations	0131 626 1014 0207 672 1758

For media enquiries
Andrew McLaughlin	Director of Economic and Corporate Affairs	0131 626 3868
Carolyn McAdam	Head of Group Communications	0131 523 2055

This announcement contains forward-looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward-looking statements. Forward-looking statements include, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These factors, risks and uncertainties are discussed in RBS's SEC filings, including, but not limited to, RBS's Reports on Form 6-K containing this announcement and certain sections of RBS's Annual Reports on Form 20-F. Information in this announcement of the price at which investments have been bought or sold in the past or the yield on investments cannot be relied upon as a guide to future performance. RBS assumes no responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 December, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat